UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”), and in connection with such notice submits the following information:

Name:	Monroe Capital Enhanced Corporate Lending Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):	155 N. Wacker Drive Floor 35 Chicago, IL 60606

Telephone Number (including area code):	(312) 258-8300

Name and Address of Agent for Service of Process:	Christopher Lund Monroe Capital Enhanced Corporate Lending Fund 155 N. Wacker Drive Floor 35 Chicago, IL 60606

     The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Chicago and the state of Illinois on the 10th day of October, 2025.

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND

/s/ Theodore L. Koenig
Name: Theodore L. Koenig
Title: Chair of Board of Trustees

Attest:	/s/ Zia Uddin
Name: Zia Uddin
Title: Chief Executive Officer